ANADIGICS, INC.

September 11, 2015

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Department of Corporation Finance

Washington D.C. 20549

Attention: Ms. Amanda Ravitz

Re:          ANADIGICS, Inc.

Registration Statement on Form S-3

File No. 333-206590

Ladies and Gentlemen:

ANADIGICS, Inc. (the “Company”), by letter dated September 10, 2015 requested that the effective date for the Registration Statement referred to above be accelerated to September 11, 2015 at 4:00 P.M. The Company has determined to amend the Registration Statement to include common stock purchase warrants within the type of securities subject to the Registration Statement. The Company is therefore requesting that it be permitted to withdraw the request for acceleration, which it will resubmit to any amendment of the Registration Statement.

Please contact W. Raymond Felton of Greenbaum, Rowe, Smith & Davis LLP with any questions or comments at (732) 476-2670. Thank you for your assistance with this filing.

ANADIGICS, Inc.

By: /s/ Terrence G, Gallagher

      Terrence G. Gallagher

      Executive Vice President and

      Chief Financial Officer

cc: W. Raymond Felton